FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS PROVIDES UPDATE ON THE PHASE I

DOSE ESCALATION STUDY OF ITS CD47 BLOCKER TTI-622

AT THE ASCO20 VIRTUAL SCIENTIFIC PROGRAM

  Dosing has progressed through first five cohorts up to 4 mg/kg dose level
  Strong safety profile, with no dose-limiting toxicities observed
  Monotherapy activity (1 CR and 1 PR) observed in DLBCL patients
  Further dose escalation is underway, currently dosing at 8 mg/kg

CAMBRIDGE, MA, May 29, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX:TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today data from an ongoing phase 1 dose escalation study of TTI-622 in patients with advanced relapsed or refractory lymphoma. The data are being presented today at a poster session at the ASCO20 Virtual Scientific Program. TTI-622 is an innate immune checkpoint inhibitor targeting CD47, a "do not eat me" signal that cancer cells use to evade destruction by the immune system.

"The data emerging from this dose escalation study suggest that TTI-622 is a promising and highly differentiated CD47 blocker," said Jan Skvarka, President and Chief Executive Officer of Trillium. "We are seeing strong tolerability, consistent with the red blood cell-sparing property associated with this molecule. Both drug exposure and target engagement have shown dose response relationships. Notably, in addition to the previously reported monotherapy complete response, we have observed a partial response in a second DLBCL patient."

The poster (#94, abstract #3030), entitled "Ongoing, First-in-human, Phase 1 Dose Escalation Study of the Investigational CD47-blocker TTI-622 in Patients with Advanced Relapsed or Refractory Lymphoma", will be presented by lead author Krish Patel, MD, Director of the Lymphoma Program at the Swedish Cancer Institute in Seattle. It will be available on the meeting website beginning at 8 a.m. ET on Friday, May 29 in the Developmental Therapeutics - Immunotherapy session. A copy of the poster will also be available on the Events and Presentations page of Trillium's website.

Highlights from the Phase I Study Update

  The presentation reports on data from 19 relapsed/refractory lymphoma patients who were enrolled in the first 5 cohorts, and were treated with TTI-622 monotherapy at a dose of up to 4 mg/kg.
  Weekly intravenous infusions of TTI-622 were shown to be well tolerated, with no dose-limiting toxicities or drug-related grade ≥3 anemia or thrombocytopenia.
  Preliminary data indicate dose-dependent increases in both drug exposure and target engagement, with receptor occupancy levels above 60% at doses of 2 mg/kg measured immediately after and 24 hours after infusion administration.
  Objective responses were observed in two heavily pretreated diffuse large B-cell lymphoma (DLBCL) patients. One patient achieved a partial response (PR) at week 8 and a complete response (CR) at week 36; a second patient achieved a PR at week 8. Both patients have been continuing on study for 340 and 90 days, respectively, as of April 24, 2020.
  Further dose escalation is in progress. The study is currently dosing at 8 mg/kg.

About the TTI-622 Phase I Study

This trial (NCT03530683) is a two-part, multicenter, open-label, phase 1a/1b study of TTI-622 in patients with advanced relapsed or refractory lymphoma or multiple myeloma. The objective of the study is to characterize safety, tolerability and pharmacokinetics, and to determine the maximum tolerated dose. In the phase 1b study, patients will be treated with TTI-622 in combination with other agents.

About TTI-622

TTI-622 is Trillium's second SIRPαFc decoy receptor in clinical trials. It consists of the CD47-binding domain of human SIRPα linked to an IgG4 Fc region. It is designed to enhance phagocytosis and anti-tumor activity by preventing CD47 from delivering its inhibitory signal. Importantly, preclinical data indicate that TTI-622 does not bind appreciably to human red blood cells, providing a key differentiation feature.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's belief that TTI-622 is a highly differentiated CD47 blocker with strong tolerability. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Company Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com